FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

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For the month of April 2017
Commission File Number 001-15144

TELUS CORPORATION
(Translation of registrant’s name into English)

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7th Floor, 510 West Georgia
Vancouver, British Columbia V6B 0M3
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                           Form 40-F ☑

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                            No ☑

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐       No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By: /s/ Monique Mercier
Name: Monique Mercier
Title: Executive Vice-President,
Corporate Affairs, and Chief Legal and Governance
Officer

Date: April 7, 2017

Exhibit Index

Exhibit Number	Description of Document

99.1 99.2 99.3

TELUS Corporation Notice of annual general meeting and information circular dated March 15, 2017

Notice & access notification to shareholders (notice & access document)

Form of proxy — common shareholders (registered)